FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

JA Solar Holdings Co., Ltd.

Jinglong Group Industrial Park

Jinglong Street

Ningjin, Hebei Province 055550

The People’s Republic of China

This Form 6-K consists of:

The press release regarding the revised wafer supply agreement between M.SETEK and JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on June 11, 2007.

JA Solar and M.SETEK Revise Wafer Supply Agreement

Hebei, China, June 11, 2007 – JA Solar Holdings Co., Ltd. (“the Company”) (NASDAQGM: JASO) and M.SETEK, a privately-held Japanese company and one of the world’s largest monocrystalline ingots and wafer manufacturers, today announced that under a revised supply agreement, M.SETEK will supply larger quantities of wafers from July 2007, and the payment terms are also restructured from single payment to three installments. The original agreement was entered into in December 2006 and the revised agreement was entered into on June 5, 2007, about two weeks after the inauguration ceremony of M.SETEK’s brand new polysilicon material plant in Soma, Japan.

“At the time of tight supply of feedstock of polysilicon in solar industry, this agreement enables JA Solar to be in a more comfortable position”,  Samuel Yang, JA Solar’s Chief Executive Officer, said, “M. SETEK is a highly respected and reliable supplier of high quality mono-crystalline wafers. We are delighted to have strengthened the partnership with M.SETEK in our supply chain. This long-term agreement, combined with other supply agreements previously negotiated with key partners, gives us confidence that JA Solar will be able to meet the expected demand levels we are seeing from customers, while maintaining our strict focus on profitability.”

M.SETEK Wafers Per Month to JA Solar

Original Contract		Revised Contract
Period	Wafers per Month	Period	Wafers per Month
July 2007 to December 2007	100,000	July 2007 to October 2007	300,000
		November 2007 to December 2007	700,000
January 2008 to June 2008	500,000	January 2008 to June 2008	1,200,000
July 2008 to June 2009	1,500,000	July 2008 to June 2009	3,000,000
July 2009 to December 2011	3,000,000	July 2009 to December 2011	5,000,000

	Original Contract	Revised Contract
Prepayment amount	US$100 million	US$100 million
Prepayment period	1 payment; June 2007	3 payments; US$30 million (June 2007); US$30 million (August 2007); US$40 million (October 2007)

About JA Solar Holdings Co., Ltd.

Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance, monocrystalline solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information visit www.jasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contacts:

Jinlin Liu Vice President JA Solar +1-514-531-5705	David Pasquale The Ruth Group dpasquale@theruthgroup.com +1-646-536-7006

# # #

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Huaijin Yang
Name:	Huaijin Yang
Title:	Chief Executive Officer

Date: June 11, 2007